UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                                SEC FILE NUMBER
                                                                  000-29719
                                                                CUSIP NUMBER
                                                                  748760 10 8

(Check One) [ ]Form 10-K and Form 10-KSB [ ]Form 20-F  [ ]Form 11-K
            [X]Form 10-Q and Form 10-QSB [ ]Form N-SAR

For Period Ended:  September 30, 2005
                   -------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Quintek Technologies, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

17951 Lyons Court

Address of Principal Executive Office (Street and Number)

Huntington Beach, CA 92647

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]        (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)      The subject annual report,  semi-annual  report,  transition report on Form 10-K,  Form 10-KSB,  Form 20-F,  Form 11-K or
                    Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) The Registrant has been unable to compile and review all of the information to be included in the Registrant's Form 10-QSB for the fiscal quarter ended March 31, 2005.

A timely filing was attempted; however, due to technical difficulties at the Securities and Exchange Commission's EDGAR branch, the attempt was unsuccessful. As we are unaware of the granting, at this time, of a global extension for unsuccessful attempted filings on November 14, 2005, we are filing this request for extension, soon to be followed by the filing itself.

PART IV - OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Andrew Haag                714                         848-7741
-----------------       ----------                --------------------
(Name)                  (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [X] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Quintek Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:
September 14, 2005
By: /s/ Andrew Haag
-------------------------------------
Andrew Haag, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      -3-